UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 38)

Genomic Health, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37244C101
(CUSIP Number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

February 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 37244C101	Page 2 of 13 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,127,129 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,127,129 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,127,129 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 74,515 shares of the common stock of Genomic Health, Inc. (the “Issuer”) underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 40,662 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2018.

Page 2 of 13 Pages

CUSIP No. 37244C101	Page 3 of 13 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,127,129 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,127,129 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,127,129 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 74,515 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 40,662 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 3 of 13 Pages

CUSIP No. 37244C101	Page 4 of 13 Pages

1		NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,301,026 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,301,026 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,301,026 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 74,515 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 40,662 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 4 of 13 Pages

CUSIP No. 37244C101	Page 5 of 13 Pages

1		NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,301,026 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,301,026 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,301,026 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.2% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 74,515 shares of the common stock of the Issuer underlying options directly held by Julian C. Baker, 66,265 shares of the Issuer’s common stock underlying options directly held by Felix J. Baker, 40,662 shares of the Issuer’s common stock directly held by Julian C. Baker and 8,317 shares of the Issuer’s common stock directly held by Felix J. Baker.
(2)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 5 of 13 Pages

CUSIP No. 37244C101	Page 6 of 13 Pages

1		NAMES OF REPORTING PERSONS FBB Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 173,897
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,897
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,897
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Based on 36,123,297 shares of the Issuer’s common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018.

Page 6 of 13 Pages

Amendment No. 38 to Schedule 13D

This Amendment No. 38 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, and FBB Associates (“FBB”) collectively, (the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure regarding the sales in Item 5(c) below is incorporated herein by reference.

On February 26, 2019, the Adviser acquired beneficial ownership of 8,250 shares of common stock of Genomic Health, Inc. (the “Issuer”), as a result of the exercise of 8,250 options to purchase the Issuer’s common stock at $17.59 per share (the “Exercised Stock Options”) held directly by Julian C. Baker. Julian C. Baker currently serves on the Issuer’s Board of Directors (the “Board”) as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser or managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and certain of the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Julian C. Baker, as an agent in his capacity as a director of the Issuer, entered into a proceeds agreement (the “Proceeds Agreement”) with the Adviser on February 25, 2019. Pursuant to the Proceeds Agreement, Julian C. Baker agreed that, with respect to the Exercised Stock Options and the common stock received as a result of the exercise of the Exercised Stock Options (the “Received Common Stock”) on February 25, 2019, the Adviser will have dispositive power as well as the ability to control the timing of disposal of the Exercised Stock Options and that any proceeds from the sale will be remitted to the Adviser net of brokerage commissions. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Received Common Stock.

Pursuant to the Proceeds Agreement, the Adviser funded Julian C. Baker’s exercise of the Exercised Stock Options through loans from certain of the Funds (the “Loan Agreements”). The total amount expended on acquiring the Received Common Stock was $145,117.50.

Page 7 of 13 Pages

In order to effect the exercise of the Exercised Stock Options, on February 25, 2019, the Adviser entered into the Loan Agreements pursuant to which 667 and Life Sciences loaned $18,357.75 and $119,571.47, respectively, totaling $137,929.22 to the Adviser for the purpose of acquiring the Received Common Stock. The loan is due February 25, 2049, or earlier if the Received Common Stock are sold (“Due Date”), with interest payable through the Due Date at a rate of 2.91% annually.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may dispose of additional securities of the Issuer or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of common stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of common stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 38 are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock of the Issuer directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of common stock such holdings represent. The information set forth below is based upon 36,123,297 shares of common stock outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Shares	Percentage of Class Outstanding
Baker Bros. Investments, L.P.	138,314	0.4%
Baker Bros. Investments II, L.P.	10,527	0.0%
667, L.P.	1,383,607	3.8%
Baker Brothers Life Sciences, L.P.	9,011,993	24.9%
14159, L.P.	238,497	0.7%
Baker/Tisch Investments, L.P.	154,432	0.4%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB, a general partnership, and as such may be deemed to be beneficial owners of shares of common stock directly held by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Page 8 of 13 Pages

The Reporting Persons disclaim beneficial ownership of the securities directly held by each of the Funds, and this Amendment No. 38 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Julian C. Baker and Felix J. Baker are Directors of the Issuer. Julian C. Baker serves as the Chair of the Nominating and Corporate Governance Committee and Felix J. Baker serves as the Chair of the Compensation Committee and serves on the Science & Technology Committee of the Issuer’s Board.

Felix J. Baker and Julian C. Baker serve on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Julian C. Baker do not have any right to receive any profits from any securities received as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the common stock, restricted stock received in lieu of director retainer fees (“Restricted Stock”) or options to purchase common stock of the Issuer (“Stock Options”) received by Felix J. Baker or Julian C. Baker as director compensation. The Funds are entitled to the pecuniary interest in such common stock, Restricted Stock and Stock Options as each holds an indirect pecuniary interest. Felix J. Baker and Julian C. Baker, solely as a result of their ownership interest in the general partners of the general partners of the Funds, may be deemed to have an indirect pecuniary interest in such common stock, Restricted Stock and Stock Options (i.e. no direct pecuniary interest).

The Adviser has voting and investment power over the common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such common stock, Restricted Stock and Stock Options held by Julian C. Baker and Felix J. Baker received as director compensation.

(c) The following transactions in the common stock of the Issuer were effected by the Funds noted below during the thirty-seven days preceding the filing of this statement. The transactions in common stock effected the thirty-eighth to sixtieth days are disclosed on the previous Schedules 13D filed on January 22, 2019. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Page 9 of 13 Pages

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
Baker/Tisch Investments, L.P.	1/23/2019	502	Sale	70.5165	1
Baker Bros. Investments II, L.P.	1/23/2019	34	Sale	70.5165	1
Baker Bros. Investments, L.P.	1/23/2019	450	Sale	70.5165	1
14159, L.P.	1/23/2019	774	Sale	70.5165	1
667, L.P.	1/23/2019	4,492	Sale	70.5165	1
Baker Brothers Life Sciences, L.P.	1/23/2019	29,260	Sale	70.5165	1
Baker/Tisch Investments, L.P.	1/23/2019	28	Sale	73.4550
Baker Bros. Investments II, L.P.	1/23/2019	2	Sale	73.4550
Baker Bros. Investments, L.P.	1/23/2019	25	Sale	73.4550
14159, L.P.	1/23/2019	44	Sale	73.4550
667, L.P.	1/23/2019	253	Sale	73.4550
Baker Brothers Life Sciences, L.P.	1/23/2019	1,648	Sale	73.4550
Baker/Tisch Investments, L.P.	1/24/2019	1,121	Sale	72.0198	2
Baker Bros. Investments II, L.P.	1/24/2019	76	Sale	72.0198	2
Baker Bros. Investments, L.P.	1/24/2019	1,004	Sale	72.0198	2
14159, L.P.	1/24/2019	1,732	Sale	72.0198	2
667, L.P.	1/24/2019	10,044	Sale	72.0198	2
Baker Brothers Life Sciences, L.P.	1/24/2019	65,426	Sale	72.0198	2
Baker/Tisch Investments, L.P.	1/25/2019	1,298	Sale	72.2034	3
Baker Bros. Investments II, L.P.	1/25/2019	89	Sale	72.2034	3
Baker Bros. Investments, L.P.	1/25/2019	1,162	Sale	72.2034	3
14159, L.P.	1/25/2019	2,004	Sale	72.2034	3
667, L.P.	1/25/2019	11,627	Sale	72.2034	3
Baker Brothers Life Sciences, L.P.	1/25/2019	75,736	Sale	72.2034	3
Baker/Tisch Investments, L.P.	1/28/2019	423	Sale	71.3525	4
Baker Bros. Investments II, L.P.	1/28/2019	29	Sale	71.3525	4
Baker Bros. Investments, L.P.	1/28/2019	378	Sale	71.3525	4
14159, L.P.	1/28/2019	653	Sale	71.3525	4
667, L.P.	1/28/2019	3,786	Sale	71.3525	4
Baker Brothers Life Sciences, L.P.	1/28/2019	24,660	Sale	71.3525	4
Baker/Tisch Investments, L.P.	1/28/2019	234	Sale	70.5506	5
Baker Bros. Investments II, L.P.	1/28/2019	16	Sale	70.5506	5
Baker Bros. Investments, L.P.	1/28/2019	210	Sale	70.5506	5
14159, L.P.	1/28/2019	361	Sale	70.5506	5
667, L.P.	1/28/2019	2,093	Sale	70.5506	5
Baker Brothers Life Sciences, L.P.	1/28/2019	13,634	Sale	70.5506	5
Baker/Tisch Investments, L.P.	2/26/2019	112	Sale	78.1343	6
Baker Bros. Investments II, L.P.	2/26/2019	8	Sale	78.1343	6
Baker Bros. Investments, L.P.	2/26/2019	100	Sale	78.1343	6
14159, L.P.	2/26/2019	172	Sale	78.1343	6
667, L.P.	2/26/2019	999	Sale	78.1343	6
Baker Brothers Life Sciences, L.P.	2/26/2019	6,506	Sale	78.1343	6
Baker/Tisch Investments, L.P.	2/26/2019	11	Sale	77.8055	7
Baker Bros. Investments II, L.P.	2/26/2019	1	Sale	77.8055	7
Baker Bros. Investments, L.P.	2/26/2019	10	Sale	77.8055	7
14159, L.P.	2/26/2019	16	Sale	77.8055	7
667, L.P.	2/26/2019	95	Sale	77.8055	7
Baker Brothers Life Sciences, L.P.	2/26/2019	620	Sale	77.8055	7
Baker/Tisch Investments, L.P.	2/27/2019	539	Sale	76.6629	8
Baker Bros. Investments II, L.P.	2/27/2019	37	Sale	76.6629	8
Baker Bros. Investments, L.P.	2/27/2019	484	Sale	76.6629	8
14159, L.P.	2/27/2019	833	Sale	76.6629	8
667, L.P.	2/27/2019	4,833	Sale	76.6629	8
Baker Brothers Life Sciences, L.P.	2/27/2019	31,482	Sale	76.6629	8
Baker/Tisch Investments, L.P.	2/27/2019	13	Sale	76.2000
Baker Bros. Investments II, L.P.	2/27/2019	1	Sale	76.2000
Baker Bros. Investments, L.P.	2/27/2019	11	Sale	76.2000
14159, L.P.	2/27/2019	20	Sale	76.2000
667, L.P.	2/27/2019	114	Sale	76.2000
Baker Brothers Life Sciences, L.P.	2/27/2019	742	Sale	76.2000
Baker/Tisch Investments, L.P.	2/28/2019	9	Sale	76.1975	9
Baker Bros. Investments II, L.P.	2/28/2019	1	Sale	76.1975	9
Baker Bros. Investments, L.P.	2/28/2019	8	Sale	76.1975	9
14159, L.P.	2/28/2019	13	Sale	76.1975	9
667, L.P.	2/28/2019	76	Sale	76.1975	9
Baker Brothers Life Sciences, L.P.	2/28/2019	493	Sale	76.1975	9

Page 10 of 13 Pages

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.35 to $71.04. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.68 to $72.30. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $72.01 to $72.73. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.94 to $71.93. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $70.55 to $70.60. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $78.01 to $78.27. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $77.61 to $77.94. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $76.59 to $77.34. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $76.195 to $76.20. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

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Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership of which the sole members are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Proceeds Agreement and the Loan Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.

Exhibit	Description

99.1	Proceeds Agreement, dated February 25, 2019, by and between the Adviser and Julian C. Baker.

99.2	Loan Agreement, dated February 25, 2019, by and among the Adviser and Life Sciences and 667.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2019

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

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